Exhibit 99.1

Engine Gaming & Media, Inc. Reports Fiscal Third Quarter 2022 Financial Results

● Fiscal Q3 2022 Revenues Increased 16% YoY to $9.2 million

● For the Nine-Month Period, Revenues Increased 36% to $30.5 million

● Continued Growth in SaaS Businesses of 22% YoY to $2.0 million

● Significant Improvement in Net Income of $1.6 million to $8.8 million YoY

NEW YORK, NY / ACCESSWIRE / July 14, 2022 - Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME) (TSX-V:GAME), a data-driven, gaming, media and influencer marketing platform company, today announced results for its fiscal third quarter 2022 ended May 31, 2022. All amounts are stated in U.S. dollars unless otherwise indicated.

FY Q3 2022 Financial Highlights:

●	Total revenue increased 16% to $9.2 million in the fiscal third quarter of 2022, compared to $8.0 million in the same year-ago quarter. For the nine-month period, revenue increased 36% to $30.5 million

●	Growth of 22% year-over-year to $2.0 million in the Company’s SaaS businesses and 30% for the nine-month period ended May 31, 2022, compared to the same period in 2021.

●	Net Income improved significantly to $8.8 million in the fiscal third quarter of 2022, compared to net income of $1.6 million in the same year-ago quarter. For the nine-month period net income of $735,610 compared to a net loss of $25.8 million in the year ago comparable period.

●	Fortified balance sheet on April 7, 2022, by completing the strategic sale of its subsidiary, Eden Games, for net proceeds of $15.3 million

●	Subsequent to quarter end, Company completed the divesture of its UMG Gaming subsidiary, along with a series of actions being taken expected to eliminate approximately $16.0 million of annualized cash operating expenses by the end of the calendar year

Management Commentary

“The third quarter was highlighted by continued top-line growth in our SaaS businesses generating $2.0 million of revenue, compared to $1.6 million in the same period a year ago as we continue to capture growth across our influencer marketing and data platforms, and as we continue to attract new clients and partnerships. These platforms are high growth opportunities that generate strong margins and increased visibility for the Company,” commented Lou Schwartz, Chief Executive Officer of Engine. “We continue to aggressively sharpen the focus of the business, evident in the strategic sale of Eden Games, which provided net proceeds of $15.3 million. In addition, subsequent to quarter end, we divested our B2C peer sports gaming business, UMG. Our efforts remain focused on execution as we make significant strides towards our goal of achieving run rate breakeven in 2023.”

Tom Rogers, Executive Chairman of the Company, added, “The work we have done to position ourselves to achieve cash flow breakeven will serve us well within the difficult macroeconomic environment that most likely lies ahead. Importantly, it is becoming incredibly clear that our core businesses are situated to benefit from numerous macro sector growth trends - bridging gaps within the digital advertising and marketing landscapes, particularly within the rapidly growing social influencer space. Ultimately, as we execute our strategy all constituencies of Engine, we believe will be rewarded with significant value creation.”

FY Q3 2022 and Year-To-Date Financial Results

Total revenue in the fiscal third quarter of 2022 increased 16% to $9.2 million, compared to $8.0 million in the same year-ago quarter. The increase was driven by a 22% increase in Software-as-a-Service (“Saas”) revenue to $2.0 million from $1.6 million in the year ago comparable quarter and Advertising revenue of $7.2 million, compared to $6.4 million in the comparable year ago period. For the nine months ended May 31, 2022, total revenue increased 36% to $30.5 million from $22.5 million in the same year-ago period.

Expenses in the fiscal third quarter of 2022 were $14.9 million, an improvement of approximately $0.9 million, when compared to $15.8 million on a sequential basis. The Company’s run rate expense reduction at the end of the current calendar year going forward is expected to be substantially improved by virtue of approximately $16.0 million of cash expenses being eliminated relative to a year ago on a go forward basis. As the reductions are still in process, subsequent quarters will see the result of these planned cost reductions.

Net Income in the fiscal third quarter improved significantly to $8.8 million, compared to a net income of $1.6 million, in the same year-ago quarter. For the nine months ended May 31, 2022, net income improved significantly to $0.7 million, compared to a net loss of $25.8 million, in the same year-ago period, an improvement of $26.6 million. These improvements in net income above were largely driven by the gain on the disposal of Eden Games recognized in the fiscal third quarter of 2022 of $15.1 million.

Adjusted EBITDA improved on a sequential bases to $(5.2) million in the fiscal third quarter of 2022, compared to $(6.1) million in fiscal second quarter of 2022, an improvement of approximately $1.0 million. Due to the continued elimination of cash operating expenses related to B2C businesses and other cost measures, Adjusted EBITDA is expected to continue to substantially improve.

At May 31, 2022, the Company had cash of $13.7 million.

Recent Operational Highlights:

●	Engine subsequent to quarter end, divested its UMG Gaming subsidiary. This transaction, along with other actions being taken, is expected to further reduce cash expenditure by approximately $16 million on a year over year basis.

●	Stream Hatchet signed new commercial agreements with AAA game publishers including Epic Games, Activision, Electronic Arts, and Take-Two; esports teams such as Faze Clan; and major endemic and non-endemic gaming brands Nestle, NVIDIA, and Benefit Cosmetics. The most recent Brands in Gaming and Esports Report is accessible here.

●	Sideqik released major updates to its creator relationship management and influencer marketing platform. Sideqik also signed commercial extensions and added Nike, Universal Music Group, Turtle Beach, Cartoon Network, and subsequent to quarter end, Fanatics, to its vast and growing list of blue-chip companies leveraging their suite of influencer marketing and social commerce technology.

●	Frankly Media continues to optimize its advertising solutions technology, now working with over 50 demand partners to monetize video (Live, VOD, and CTV), display, and mobile in-app including theTradeDesk, Amazon, and Criteo. Frankly increased both CPMs and RPMs by 27% and 13% respectively during the third fiscal quarter compared to the same period a year ago.

FY Q3 2022 Earnings Conference Call

Management will host an investor conference call at 4:30 p.m. EDT (1:30 p.m. PDT) today, Thursday, July 14, 2022, to discuss Engine Gaming and Media, Inc.’s fiscal third quarter 2022 financial results, provide a corporate update, and conclude with a Q&A from participants. To participate, please use the following information:

Date:	Thursday, July 14, 2022
Time:	4:30 p.m. Eastern time
Dial-in:	1-877-407-0784
International Dial-in:	1-201-689-8560
Conference Code:	13730453
Webcast:	GAME Conference Call

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

Non-IFRS Measures

The Company reports earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA, which are not financial measures calculated and presented in accordance with International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute to net income (loss) or any other financial measures of performance or liquidity calculated and presented in accordance with IFRS. The Company defines Adjusted EBITDA as EBITDA, adjusted to exclude certain non-cash charges and other items that we do not believe are reflective of our ongoing operating results. The Company utilizes Adjusted EBITDA internally for purposes of forecasting, determining compensation, and assessing the performance of our business, therefore, we believe this measure provides useful supplemental information that may assist investors in assessing an investment in the Company.

The following unaudited table presents the reconciliation of net loss to Adjusted EBITDA for the three and nine months ended May 31, 2022 and 2021, respectively.

		For the three months ended		For the nine months ended
	Note	May 31, 2022	May 31, 2021	May 31, 2022	May 31, 2021
				$	$
Net loss attributable to owners of the Company		8,821,299	1,572,052	735,610	(25,774,646)
Interest expense		228,348	209,755	641,785	1,113,749
Amortization and depreciation	(a)	798,286	743,942	2,394,653	2,230,424
Restructuring Costs		-	-	35,747	-
Share-based payments	(a)	1,001,449	680,153	3,577,861	2,459,841
Loss on foreign exchange		4,317	717,063	97,167	993,536
Loss on extinguishment of debt	(a)	-	-	-	2,428,900
Gain on retained interest in former associate	(a)	-	-	-	(99,961)
Transaction costs		948,613	-	1,305,136	-
Non-operational professional fees		12,278	-	1,612,669	-
Arbitration settlement reserve	(a)	(1,620,153)	-	(5,568,761)	-
Change in fair value of warrant liability	(a)	(727,280)	(7,236,531)	(4,667,583)	(7,071,518)
Change in fair value of convertible debt	(a)	(170,200)	(691,116)	(2,147,134)	7,172,533
Share of net loss of associate	(a)	-	-	-	103,930
Gain (loss) on disposal of subsidiary	(a)	(15,128,417)	-	(15,128,417)	678,931
Gain (loss) from discontinued operations		670,182	425,799	1,045,934	5,034,317
Adjusted EBITDA		(5,161,278)	(3,578,883)	(16,065,333)	(10,729,964)

(a)	Non-cash expense (income)

This earnings release should be read in conjunction with the Company’s Interim Condensed Consolidated Financial Statements and accompanying notes that will be made available on Engine’s investor relations site on July 14, 2022 which can be found at https://ir.enginemediainc.com/.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties, while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine generates revenue through a combination of direct-to-consumer fees, streaming technology and data SaaS-based offerings, and programmatic advertising. For more information, please visit www.enginegaming.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us